[LETTERHEAD OF DORSEY & WHITNEY LLP]

STEVEN KHADAVI

Partner; New York Office Head

(212) 415-9376

FAX (646) 930-6549

khadavi.steven@dorsey.com

July 17, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom
Assistant Director

Re:	Tri-State Generation and Transmission Association, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 18, 2015
File No. 333-203560

Dear Ms. Ransom:

Set forth below are the responses of Tri-State Transmission and Generation Association, Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) dated July 10, 2015 with respect to the above-referenced Registration Statement. In order to facilitate the Staff’s review, we have repeated each comment in its entirety in the original numbered sequence in bold below. The Company has reviewed this letter and authorized us to make the representations on its behalf. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three months ended March 31, 2015 . . ., page 36

1.              We note your disclosure here that non-member electric sales decreased by 40.8 percent for the first three months ended March 31, 2015 compared to the same period in 2014. Please discuss whether you expect this trend to continue and your plans, if any, to mitigate the impact of these losses on your cash flow and liquidity.

Non-member electric sales decreased 406,886 MWhs, or 40.8 percent, to 591,324 MWhs for the three-months ended March 31, 2015 compared to 998,210 MWhs for the same period in 2014. Non-member electric sales revenue decreased $24.4 million, or 41.0 percent, to $35.1 million for the three-months ended March 31, 2015 compared to $59.5 million for the same period in 2014. The decrease in non-member electric sales revenue was largely due to an $11.6 million decrease in long-term firm energy sales to non-members and an $8.0 million decrease in short-term market sales.

The decrease in long-term firm energy sales to non-members was due to the termination of several power sale agreements on February 1, 2015 and September 30, 2014 that were not renewed resulting in a decrease of 238,609 MWhs sold for the three-months ended March 31, 2015 compared to the same period in 2014. When a power generating station is initially placed into service, there is generally a period of time when sales from such stations are not purchased entirely by Members. In such cases, the Company will enter into contracts with non-members, which provide revenue to the Company during such periods and reduce the Member revenue requirements. The Company generally tries to time the expiration of these contracts to coincide with increased Member demand, which has the effect of reducing non-member sales following such expirations. As a result, the Company determined not to renew the two agreements upon their expiration.

The decrease in short-term market sales was due to lower market prices and a 196,474 MWh decrease in MWhs sold for the three-months ended March 31, 2015 compared to the same period in 2014 resulting from lower generation from our coal-fired plants. Additionally, there was a $5.0 million decrease in non-member electric sales revenue due to the recognition in the three-months ended March 31, 2014 of $5.0 million of regulatory liabilities previously recorded for deferred non-member electric sales revenue and there being no such recognition in the three-months ended March 31, 2015. The recognition in 2014 resulted in reduced Member revenue requirements (lower Member rates) as was required in 2014 by the Company’s Board of Directors in accordance with its budgetary and rate-setting authority.

Notes to Consolidated Financial Statements

Note 4 — Intangibles, page F-21

2.              We note your response to comments 26 and 27 and it remains unclear why your financial statement presentation of amortization expense for the PPA intangible asset premium and amortization benefit for the intangible liability is deemed the most appropriate. Please elaborate on the specific factors considered when arriving at this conclusion and what consideration was given to characterizing the amortization as an expense.

In connection with our December 2, 2011 acquisition of TCP, we recognized an intangible asset at fair value, in accordance with ASC 805 Business Combinations (ASC 805), related to the above market terms of TCP’s long-term power purchase agreement for the sale of electricity to PSCO. In connection with our December 1, 2011 acquisition of Colowyo Coal, we recognized an intangible liability at fair value, in accordance with ASC 805, related to the below market terms of Colowyo Coal’s long-term coal sales agreement with the Yampa Participants. Both agreements are sales agreements for which revenues are recognized in other revenue. When evaluating the appropriate accounting for the amortization of the resulting intangible asset and liability, we considered the guidance in ASC 350-30-45-2 which states that, “The amortization expense and impairment losses for intangible assets shall be presented in income statement line items within continuing operations as deemed appropriate for each entity.” The Company evaluated the propriety of amortization classification considering the guidance in ASC 350-30-45-2. While intangible asset amortization typically results in expense classification, we evaluated whether such classification was most appropriate in this circumstance where a revenue generating contract gave rise to an intangible asset and a revenue generating contract gave rise to an intangible liability.

In applying the guidance in ASC 350-30-45-2, we therefore concluded it was most appropriate to recognize the amortization as adjustments to revenue in periods subsequent to the acquisitions. This classification also results in post-acquisition revenues as if the in-place contracts were consummated at market rates on the acquisition dates. As such, to accomplish this objective, the post-acquisition revenue recognized would reflect the contractual rates for coal and electricity delivered plus or minus the amortization of the intangible asset and liability related to the revenue contracts recognized pursuant to the application of ASC 805. The 2014 amortization debit for the TCP contract was $7.3 million and the amortization credit for the Colowyo contract was $3.2 million, for a net effect of $4.1 million on reported 2014 operating revenue. The amortization amounts and statement of operations presentation are disclosed in Note 4 to the consolidated financial statements.

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We trust the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact the undersigned with any questions regarding the foregoing.

Sincerely,

/s/ Steven Khadavi
Steven Khadavi

cc:	Kenneth V. Reif — General Counsel, Tri-State Generation and Transmission Association, Inc.
Stephen R. Fetterman — Ernst & Young LLP